SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG ◆

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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TORONTO

July 30, 2024

VIA EDGAR

Ms. Inessa Kessman

Mr. Robert Littlepage

Ms. Marion Graham

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	WeRide Inc. (CIK No. 0001867729)

Registration Statement on Form F-1

Dear Ms. Kessman, Mr. Littlepage, Ms. Graham and Mr. Kauten:

On behalf of our client, WeRide Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 24, 2024 (the “Comment Letter”).

The Company filed a registration statement on Form F-1 (the “Registration Statement”) on July 26, 2024. Concurrently with the filing of the Registration Statement, the Company responded to certain comments in the Comment Letter. The Staff’s comments that were not addressed on July 26, 2024 are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Securities and Exchange Commission

July 30, 2024

The Company respectfully advises the Staff that the Company has revised its timetable. The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size on or about August 9, 2024, commence the road show for the proposed offering on or about August 12, 2024, and request that the Staff declare the effectiveness of the Registration Statement on or about August 15, 2024. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Comments in Letter Dated July 24, 2024

General

7. Your responses to prior comments 10 and 11 are based on financial information through December 31, 2023. Please update your responses to provide financial information as of the end of the last preceding fiscal quarter. (See, e.g., Section 2(a)(41)(A) of the Act).

A. Prior comment 10 – Prior comment 20 requested a detailed legal analysis regarding whether the Company and each of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940, as amended (the “Act”). The Company’s response did not address its subsidiaries. Accordingly, we are reissuing prior comment 20 with respect to the Company’s subsidiaries.

Section 3(a)(1)(A) of the Act defines an “investment company” to include an issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.

Because the Company (and each of its subsidiaries) does not hold itself out to be an investment company (as discussed in further detail below), the relevant consideration is whether the Company is engaged primarily in the business of investing, reinvesting, or trading in securities.

The determination of an issuer’s primary business engagement requires a fact-specific inquiry. Over the years, the SEC and the courts have developed a number of criteria to be used in determining whether a company is engaged primarily in a non-investment business. The relevant criteria are: (i) the company’s historical development; (ii) its public representations of policy; (iii) the activities of its officers and directors; (iv) the sources of its present income; and (v) the nature of its present assets (the “Tonopah Factors”).1

The following sections analyze the application of the five Tonopah Factors to the Company’s business.

[1]	Tonopah Mining Co. of Nev., 26 S.E.C. 426, 427 (1947); Certain Prima Facie Inv. Cos., Investment Company Act Release No. IC-10937, 18 S.E.C. Docket 948 (1979).

Securities and Exchange Commission

July 30, 2024

Historical Development. The historical development of the Company and its subsidiaries evidences that the Company, through its subsidiaries, is primarily engaged in the autonomous driving business.

•	2017: The Company commenced business, and started to conduct closed-course and open-road autonomous driving test.

•	2018: The Company launched regular L4 autonomous driving trial operation in Guangzhou, China, being one of China’s first L4 autonomous driving testings on open road.

•	2019: The Company completed autonomous driving test in Silicon Valley and launched world’s first open-to-public fare-charging robotaxi services.

•	2020: The Company obtained a driverless testing permit in China, developed and launched world’s first purpose built robobus for open roads.

•

2021: The Company obtained a driverless testing permit in the US and an online ride-hailing license in China, began commercial production of its robobus and launched a robovan for intra-city logistics.

•

2022: The Company commenced open-to-public driverless operation of its robobus, commenced commercial production and driverless operation of its robosweeper on open roads and entered into a strategic partnership with a leading Tier 1 supplier to the development of Advanced Driver Assistance Systems (ADAS) solutions.

•

2023: The Company further expanded its global autonomous driving footprint by obtaining autonomous driving permits in the UAE and Singapore. The Company commenced fare-charging services of its robobus in Guangzhou, China, and continued its scalable operation of robosweeper for city sanitation services.

•

2024: The Company successfully launched mass production of the ADAS solutions co-developed with the Tier 1 supplier. The solution is deployed on Cherry’s Exeed Sterra ES and ET models. The Company also launched a more compact robosweeper featuring a 400-liter tank capacity, which further enhances the Company’s robosweeper lineup.

The Company has now deployed autonomous driving vehicles and conducted autonomous driving R&D, tests and operations in over 30 cities of 7 countries around the world and has operated a self-driving robotaxi fleet for more than 1,700 days.

The Company has 420 issued patents and 611 pending patent applications globally as of June 30, 2024. The Company’s issued patents and patent applications cover its algorithms, embedded software, and a broad range of system level and component level aspects of autonomous technology.

Securities and Exchange Commission

July 30, 2024

Public Representations. The Company has never held itself out to the public (or to investors) as an investment company or as being primarily engaged in the business of investing, reinvestment or trading in securities. The Company and its subsidiaries have been organized for the purpose of, and since inception, the Company has always stated that its business purpose is the development and implementation of autonomous driving technology.

As noted in the Registration Statement, the Company holds itself out as a global leader and a first mover in the autonomous driving industry that has achieved many first-of-its-kind milestones.

Similarly, the Company’s description of itself on its website states that:

•	The Company is a leading, commercial-stage global company that develops autonomous driving technologies from Level 2 to Level 4.

•	The Company is the only tech company in the world that holds autonomous driving permits in China, the US, the UAE and Singapore.

•	The Company is conducting autonomous driving R&D, tests and operations in over 30 cities of 7 countries around the world.

•	The Company has operated a self-driving fleet for more than 1,600 days.

The Company regularly provides press release updates regarding developments, achievements and key milestones related to the Company’s autonomous driving business.

Officers and Employees. The business activities of the officers and employees of the Company and its subsidiaries are and have historically been devoted almost exclusively to its business of autonomous driving technology. As of June 30, 2024, the Company (including its subsidiaries) had 2,227 employees, approximately 91% of whom are research and development staff, including engineers and autonomous driving scientists and data processing staff. As described in further detail in the Company’s response to prior comment 18, three employees of the Company and its subsidiaries are responsible for managing the capital preservation investments of the Company and its subsidiaries. Two of such employees devote approximately 10% of their time to such activities on average, and the other employee devotes approximately 5% of such employee’s time to such activities.

Sources of the Company’s Income

For the fiscal year ended December 31, 2023 and the six months ended June 30, 2024 (the most recent fiscal period for which financial information is available), the Company had total revenue of approximately RMB402 million and RMB150 million, total expense of approximately RMB1,944 million and RMB844 million, and a net operating loss of approximately RMB1,566 million and RMB699 million, respectively. The Company’s net income derived from its investment in securities for the fiscal year ended December 31, 2023 and the six months ended June 30, 2024 was approximately RMB175 million and RMB94 million. The Company’s income derived from its investment in securities consists of interest income and fair value changes of financial assets at fair value through profit or loss, and is not recorded in the total revenue according to accounting principles.

Securities and Exchange Commission

July 30, 2024

For the fiscal year ended December 31, 2023 and the six months ended June 30, 2024, all of the Company’s expenses were related to the Company’s primary business of autonomous driving. For the fiscal year ended December 31, 2023 and the six months ended June 30, 2024, none of the Company’s expenses related to its investments in securities.

The Company is a rapidly growing early stage company engaged in extensive research and development activities in the emerging field of autonomous driving. The nature of the Company’s revenue and expenses clearly demonstrates that the Company is, and would be understood by investors to be, primarily engaged in the business of autonomous driving. The Company’s commercial success is based on the successful development, implementation and operation of autonomous driving technology, and is independent of any interest generated by the Company’s capital preservation investments.

It is anticipated that investors in the Company will receive a return based on the revenue generated by the Company’s autonomous driving business and not based primarily on any interest earned on the Company’s investment securities holdings. No reasonable investor would invest in the Company for the purpose of obtaining exposure to the Company’s investment securities holdings, which (as discussed in further detail below) are almost exclusively capital preservation investments intended to preserve the value of the Company’s capital for its use in the Company’s autonomous driving business. Rather, the rationale for an investor to invest in the Company would be to invest in a leading innovator in autonomous driving technology.

Nature of Present Assets

See the Company’s response to prior comment 11 below for a further discussion of the nature of the Company’s present assets.

The Company respectfully submits that the application of the Tonopah Factors evidences that the Company is not engaged primarily in the business of investing, reinvesting, or trading in securities but is engaged primarily in the business of autonomous driving.

B. Prior comment 11 – Prior comment 21 requested a detailed legal analysis regarding whether the Company and each of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(C) of the Act. The Company’s response did not address its subsidiaries. Accordingly, we are reissuing prior comment 21 with respect to the Company’s subsidiaries.

Attached hereto as Appendix A is an organization chart showing each of the Company’s subsidiaries.

Attached hereto as Appendix B is an analysis of the Company (on a consolidated and unconsolidated basis) and each of its subsidiaries under the definition of “investment company” under Section 3(a)(1)(C), which defines “investment company” to include an issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”

Securities and Exchange Commission

July 30, 2024

As set forth in further detail on Appendix B, as of June 30, 2024 (the most recent quarter end for which financial information is available), based solely on balance sheet assets, on an unconsolidated basis, approximately 47% of the Company’s total assets (exclusive of Government securities and cash items) consisted of investment securities (treating all of the Company’s time deposit holdings as investment securities). On a consolidated basis, based solely on balance sheet assets, as of June 30, 2024, approximately 69% of the Company’s total assets (exclusive of Government securities and cash items) consisted of investment securities (treating all of the Company’s time deposit holdings as investment securities).2

Although the Company fails to meet the 40% test under Section 3(a)(1)(C) based solely on balance sheet assets, the Company nonetheless does not meet the definition of investment company under the Act, by operation of Section 3(b)(1) of the Act. Section 3(b)(1) excludes from the definition of investment company “any issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities.” The determination of whether a company is an investment company under Section 3(b)(1) focuses on the company’s “primary” business engagement. Consequently, determination under Section 3(b)(1) of the Act that an issuer is actually engaged primarily in a business or businesses other than investing, reinvesting, owning, holding or trading in securities should be controlling, and such a determination requires close consideration of a company’s “total activities of all sorts.”3

[2]

The foregoing analysis reflects the Company’s balance sheet assets. However, the intellectual property of the Company and its subsidiaries that forms the heart of the Company’s autonomous driving business is not reflected on its balance sheet but has significant value. The Company has obtained an independent third party valuation of such intellectual property. Such valuation and the composition of the Company’s assets inclusive of such independently valued intellectual property is discussed below under “—Independently Valued Intellectual Property.”

[3]

Siimes v. Giordano, Civ. No. 92-32, 1992 U.S. Dist. LEXIS 16235 (D.N.J. Oct. 8, 1992) at *16. The Siimes court found that a material question of fact existed as to the defendant’s status as an investment company and dismissed the plaintiff’s motion for partial summary judgment based on that issue. The court stated that it did “not agree that section [3(a)(1)(C)] established a bright-line 40% rule.” Id. The court explained that “[a]lthough the SEC may find that its enforcement efforts are enhanced by such an interpretation, the language of the statute itself clearly incorporates a 40% requirement and an ‘in the business’ requirement.” Id. The court was not persuaded that the “in the business requirement” is determined by a company’s subjective intent, explaining that “whether a company is or holds itself out to be ‘engaged primarily’ in investing entails more than an analysis of the company’s assets and a limited review of its statements.” Id. at *11, *16. The court stressed that a company’s “total activities of all sorts” must be considered. Id. at *11 (citing SEC v. Fifth Ave. Coach Lines, Inc., 289 F. Supp. 3, 27-30 (S.D.N.Y. 1968), aff’d, 435 F.2d 510 (2d Cir. 1970), and Dan River, Inc. v. Icahn, 701 F.2d 278, 291 n.14 (4th Cir. 1983)).

Securities and Exchange Commission

July 30, 2024

In SEC v. National Presto Industries, Inc., the Seventh Circuit applied the Tonopah Factors to determine if National Presto was an investment company and held that all of the factors, except the nature of its present assets, supported National Presto’s status as an operating company (as opposed to an investment company). The court rejected the assertion that the composition of a company’s assets is the “most important” of the Tonopah factors, observing that this position would turn the Section 3(b)(1) exclusion into “an odd statutory provision indeed. . . . Subsection (b)(1) has to be about considerations other than assets (or at least in addition to assets).” Rather, what is most important is whether the company’s “portfolio and activities [will] lead investors to treat a firm as an investment vehicle or as an operating enterprise.”4

Nature and Purpose of Investment Securities Holdings. The nature and purpose of the Company’s investment securities holdings are consistent with the Company’s primary business of autonomous driving, which is a competitive and fast evolving industry, which requires the Company to maintain significant capital reserves to fund research and development expenditures to support the growth of its primary business. While a significant portion of the Company’s capital reserves are maintained in cash on hand and demand deposits, the Company also holds a portion of its capital reserves in time deposits in order to preserve the value of principal in furtherance of the Company’s primary business. The purpose of such holdings is to ensure the availability of capital for research and development expenditures in furtherance of the Company’s primary business of autonomous driving, and not to acquire or hold investment securities for speculative or investment purposes. When held for non-speculative purposes, the SEC and courts have stated that certain investments that may otherwise be considered investment securities may be treated as cash items, taking into account the purpose for which they are held, the circumstances under which they were acquired, the length of the period for which they are held, the amount held in comparison with the Company’s other assets, and any other special circumstances.5

As discussed in further detail in the Company’s response to prior comment 16(c) all of the Company’s time deposits are short-term deposits with original maturities of less than one year, and as of June 30, 2024, all of the Company’s time deposits have remaining maturities of less than six months.

Independently Valued Intellectual Property. While the Company is aware of the SEC Staff’s historical position that only assets reflected on an issuer’s balance sheet should be used for purposes of the 40% test set forth in Section 3(a)(1)(C) of the 1940 Act, the Company notes that the definition of “investment company” found in Section 3 of the 1940 Act is not so limited and on its face requires an issuer to consider the value of all of its assets for purposes of determining its status as an investment company, regardless of whether accounting rules require or permit such assets to be included on the issuer’s balance sheet. In the application of the Tonopah Factors, the circuit court in National Presto recognized that “looking primarily at accounting assets has a potential to mislead.”

[4]

397 F. Supp. 2d 943 (N.D. Ill. 2005). See, also, Newmont Mining Corp., 36 S.E.C. 429 (1955) (finding that, under the facts presented, a company that was registered as an investment company had ceased to be one and was instead primarily engaged in mining operations through subsidiaries, even though more than 40% of its assets were in investment securities), and Am. Mfg. Co., 41 S.E.C. 415 (1963) (explaining that the “engaged primarily” analysis is a factual analysis).

[5]

See, e.g., Cf. Reves v. Ernst & Young, 494 U.S. 56, 66 (1990) (stating that, even with respect to a note, if it is exchanged to facilitate a commercial or consumer purpose, it is “less sensibly described” as a “security”); Certain Prima Facie Investment Companies, Investment Company Act. Rel. No. 10937 (Nov. 13, 1979) (stating that certificates of deposit may be treated as cash items, and not as securities, where purchased as an integral part of an operating business).

Securities and Exchange Commission

July 30, 2024

The Company’s balance sheet does not reflect the significant value of the intellectual property of the Company and its subsidiaries, which represents a key component of the Company’s primary business of autonomous driving. For example, as noted in the Company’s response to prior comment 10 above, the Company has 420 issued patents and 611 pending patent applications globally, which cover its algorithms, embedded software, and a broad range of system level and component level aspects of autonomous technology. This intellectual property has been developed by the Company and its subsidiaries and therefore for accounting purposes is treated as internally developed intangible assets that do not appear on the Company’s balance sheet. The Company has obtained an independent third party valuation of the intellectual property held by the Company and its subsidiaries from a qualified asset evaluation firm with extensive experience valuing intellectual property such as that held by the Company and its subsidiaries. This valuation has been accepted and ratified by the Company’s board of directors. Based on this independent third party valuation, the fair value of the off balance sheet intellectual property owned by the Company and its subsidiaries was RMB3.4 billion.

As set forth in further detail on Appendix B, as of June 30, 2024 (the most recent quarter end for which financial information is available), including such independently valued intellectual property assets, on an unconsolidated basis, approximately 5% of the Company’s total assets (exclusive of Government securities and cash items) consisted of investment securities (treating all of the Company’s time deposit holdings as investment securities). On a consolidated basis, including such independently valued intellectual property assets, as of June 30, 2024, approximately 35% of the Company’s total assets (exclusive of Government securities and cash items) consisted of investment securities (treating all of the Company’s time deposit holdings as investment securities).

Conclusion. Based on the foregoing, the Company respectfully submits that the nature of the Company’s present assets, when considered together with the other Tonopah Factors as applied to the Company, as described in the Company’s response to prior comment 11 above, support the conclusion that the Company is not primarily engaged in an investment company business but rather is primarily engaged in the business of autonomous driving and therefore is not an investment company by operation of Section 3(b) of the Act.

In addition, while the Company respectfully submits that it is not an investment company by operation of Section 3(b) of the Act, the Company also submits that it is excluded from the definition of investment company in reliance upon Rule 3a-8 under the Act, as summarized in its prior response letter and addressed in further detail in the Company’s responses to Comments 8 and 9 below.

Securities and Exchange Commission

July 30, 2024

8. Your responses to prior comments 13, 14, and 15 are based on financial information through December 31, 2023. As required by Rule 3a-8, please update your responses to provide financial information for the last four fiscal quarters.

A. Prior comment 13 – With respect to the Company’s analysis under Rule 3a-(8)(a)(1), please provide a balance sheet for the last four fiscal quarters, identifying the relevant research and development expenses as a proportion of the Company’s total operating expenses. Also, identify with specificity the Company’s relevant research and development expenses for the last four fiscal quarters and provide a legal analysis of why, in the Company’s view, each such expense should be considered a research and development expense under Rule 3a-8(b)(9).

Attached as Appendix C, please find the Company’s unaudited consolidated balance sheet for each the last four fiscal quarters ending June 30, 2024 (the most recent quarter end for which financial information is available). During such period, the Company incurred research and development expenses as follows:

Q3 2023:	the Company incurred research and development expenses of approximately RMB436 million, which constituted approximately 57% of the Company’s total operating expenses of RMB768 million

Q4 2023:	the Company incurred research and development expenses of approximately RMB247 million, which constituted approximately 69% of the Company’s total operating expenses of RMB359 million.

Q1 2024:	the Company incurred research and development expenses of approximately RMB269 million, which constituted approximately 70% of the Company’s total operating expenses of RMB382 million

Q2 2024:	the Company incurred research and development expenses of approximately RMB248 million, which constituted approximately 67% of the Company’s total operating expenses of RMB372 million

Aggregate:	for the four fiscal quarters ended June 30, 2024 combined, the Company incurred research and development expenses of approximately RMB1,200 million, which constituted approximately 64% of the Company’s total operating expenses of RMB1,881 million.

Accordingly, the Company meets the requirement of Rule 3a-8 that the Company’s research and development expenses are a substantial percentage of its total expenses.

Further discussion of the nature of the Company’s research and development expenses is set forth in the Company’s response to Comment 9 below.

Securities and Exchange Commission

July 30, 2024

B. Prior comment 14 – With respect to the Company’s analysis under Rule 3a-8(a)(2), please provide an income statement for the last four fiscal quarters, identifying the Company’s net income derived from investments in securities as a proportion of the Company’s research and development expenses.

Attached as Appendix D, please find the Company’s unaudited consolidated income statement for each the last four fiscal quarters ending June 30, 2024 (the most recent quarter end for which financial information is available). During such period, the Company’s net income derived from investments in securities as a proportion of the Company’s research and development expenses was as follows:

Q3 2023:	net income from investments in securities was approximately RMB42 million, which was approximately 10% of the Company’s research and development expenses of approximately RMB436 million

Q4 2023:	net income from investments in securities was approximately RMB47 million, which was approximately 19% of the Company’s research and development expenses of approximately RMB247 million

Q1 2024:	net income from investments in securities was approximately RMB52 million, which was approximately 19% of the Company’s research and development expenses of approximately RMB269 million

Q2 2024:	net income from investments in securities was approximately RMB41 million, which was approximately 17% of the Company’s research and development expenses of approximately RMB248 million

Aggregate:	for the four fiscal quarters ended June 30, 2024, the Company’s net income from investments in securities was approximately RMB182 million, which was approximately 15% of the Company’s research and development expenses of approximately RMB1,200 million.

Accordingly, the Company meets the requirement of Rule 3a-8 that the Company’s net income derived from investments in securities does not exceed twice the amount of its research and development expenses.

C. Prior comment 15 – With respect to the Company’s analysis under Rule 3a-8(a)(3), please provide the Company’s expenses for investment advisory and management activities, investment research and custody for the last four fiscal quarters.

For the four fiscal quarters ended June 30, 2024 (the most recent quarter end for which financial information is available), the Company incurred no expenses for investment advisory and management activities, investment research and custody.

Accordingly, the Company meets the requirement of Rule 3a-8 that the Company’s expenses for investment advisory and management activities, investment research and custody do not exceed five percent of its total expenses.

Securities and Exchange Commission

July 30, 2024

9. Prior comment 13 requested that the Company identify with specificity the Company’s relevant research and development expenses for the last four fiscal quarters and provide a legal analysis of why, in the Company’s view, each such expense should be considered a research and development expense under Rule 3a-8(b)(9). The Company’s response was conclusory and lacked sufficient factual and legal detail for the Staff to assess whether the expenses identified are research and development costs as defined in FASB ASC Topic 730, Research and Development. Accordingly, we are reissuing the comment.

As noted in the Registration Statement, the Company believes its strong research and development capability is its principal competitive strength. The Company has invested a significant amount of time and resources in research and development to solidify and maintain its industry leadership in the market. The Company has built a world-class team that is focused on rigorous engineering. As of June 30, 2024, the Company had 691 research and development engineers and 1,336 R&D data processing staff worldwide. The Company’s research and development activities are conducted at multiple research and development centers, including but not limited to mainland China and Singapore. The Company’s financial performance will be significantly dependent on its ability to maintain its technological leadership and, as such, the Company expects to incur substantial and potentially increasing research and development expenses.

Please find below the Company’s unaudited breakdown of its research and development expenses for each the last four fiscal quarters ending June 30, 2024 (the most recent quarter end for which financial information is available).

	For the three months ended
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024
	(RMB in thousands)
Payroll and employee benefits	379,620	176,714	206,674	182,389
Professional services fee & service fee from a related party	21,401	22,030	22,865	23,622
Depreciation and amortization	17,467	16,686	17,731	18,822
Utilities and property management fee	4,440	4,363	3,491	3,537
Outsourcing service fee	4,953	13,395	8,198	7,070
Others	7,863	13,347	10,333	12,477

Total R&D expenses	435,743	246,533	269,292	247,918

According to FASB ASC Topic 730, “research” is planned search or critical investigation aimed at discovery of new knowledge with the hope that such knowledge will be useful in developing a new product or service (referred to as product) or a new process or technique (referred to as process) or in bringing about a significant improvement to an existing product or process. “Development” is the translation of research findings or other knowledge into a plan or design for a new product or process or for a significant improvement to an existing product or process whether intended for sale or use. “Development” includes the conceptual formulation, design, and testing of product alternatives, construction of prototypes, and operation of pilot plants.

Securities and Exchange Commission

July 30, 2024

The Company respectfully advises the Staff that the Company’s research and development activities mainly include (1) planned research or critical investigation aimed at the discovery of new autonomous driving technology and the continuous optimization of its smart models, which will be useful in developing its new products and services or in bringing about a significant improvements to its existing products and services, and (2) the translation of new autonomous driving technology and smart models into autonomous driving vehicles, the integrated onboard sensor unit, and WeRide One platform, among others. The Company’s research and development expenses include:

•

payroll and employee benefits, which include (i) salaries, allowances, bonus, contributions to defined contribution retirement plan and benefits in kind that are associated with research and development engineers and staff responsible for the design, development and testing of the Company’s autonomous driving technology platform and autonomous driving vehicles (collectively referred as “R&D personnel”) and (ii) share-based compensation expenses associated with R&D personnel;

•

professional services fee and service fee from a related party, which include expenses for outsourcing research and development tasks and technical consulting services associated with the aforementioned research and development activities;

•

depreciation and amortization expenses, including depreciation of property and equipment and amortization of intangible assets that are used for the aforementioned research and development activities, and depreciation of right-of-use assets, which mainly refers to the office facility rental expenses for R&D personnel;

•	utility and property management expenses, which refers to the office supplies, water, electricity and other property management expenses associated with R&D personnel;

•	outsourcing service fee associated with wage for outsourcing labor for the aforementioned research and development activities;

•

other expenses, mainly including cloud service expenses, materials, testing vehicle expenses, hosting service expenses, and verification, appraisal, review and inspection expenses during the aforementioned research and development activities, as well as business travel expenses that are incurred for business travel arising from research and development activities by R&D personnel.

Based on the foregoing, the Company confirmed that the research and development expenses for the four fiscal quarters ended June 30, 2024 constitute research and development costs as defined in FASB ASC Topic 730.

10. Prior comment 14 requested, in connection with the Company’s analysis under Rule 3a- 8(a)(2), that the Company provide an income statement for the last four fiscal quarters identifying the Company’s net income derived from investments in securities as a proportion of the Company’s research and development expenses. In connection with providing the updated financial information requested in question 3 above, please confirm that time deposits are included in the Company’s calculation of “investments in securities” and identify the category or line item on updated Appendix D in which the time deposits (and other income from “investments from securities”) are included.

Securities and Exchange Commission

July 30, 2024

The Company respectfully advises the Staff that time deposits are included in the Company’s calculation of “investments in securities,” and the net income derived from the time deposits is recorded in “interest income” on Appendix D. In addition to “interest income”, the Company’s net income derived from investments in securities also includes “fair value changes of financial assets measured at fair value through profit or loss (‘FVTPL’)” on Appendix D.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +86 21 6193-8200 or via e-mail at haiping.li@skadden.com.

Very truly yours,

/s/ Haiping Li
Haiping Li

cc:	Tony Han, Director and Chief Executive Officer, WeRide Inc.

Jennifer Li, Chief Financial Officer, WeRide Inc.

Yilin Xu Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Allen Lu, Partner, KPMG Huazhen LLP

Lily Liu, Partner, KPMG Huazhen LLP

Appendix A

WeRide Inc.
(Cayman Islands)
100%
100%
WeRide MiddleEast General Trading Ltd (Abu Dhabi)
100%
WeRide (Singapore) Pte. Ltd.
100%
WeRide Germany GmbH (Germany)
100%
WeRide Corp (USA)
100%
WeRide Hong Kong Ltd (HK)
Outside mainland China
mainland China
100%
Hangzhou Wenyuan Zhixing Intelligent Technology Co., Ltd.
100%
Changxing Wenyuan Zhixing Intelligent Technology Co., Ltd.
100%
Dalian Wenyuan Zhixing Intelligent Technology Co., Ltd.
100%
Beijing Jingqi Technology Co., Ltd.
100%
Guangzhou Wenyuan Zhixing Technology Co., Ltd.
10%
Wenyuan Yuexing (Guangdong) Chuxing Technology Co., Ltd.
69%
100%
Guangzhou Jingshuo Data Technology Co., Ltd.
100%
Datong Jingshuo Data Technology Co., Ltd.
100%
Chongqing Jingshuo Data Technology Co., Ltd.
100%
Songyang Data Technology Co., Ltd.
100%
Guangzhou Wenyuan Zhixing Intelligent Logistics Co., Ltd.
100%
Guangzhou Wenyuan Zhixing Intelligent Technology Co., Ltd.
100%
Dongguan Wenyuan Zhixing Intelligent Technology Co., Ltd.
100%
Guangzhou Wenyuan Zhixing Intelligent Operation Co., Ltd.
100%
Zhengzhou Wenyuan Zhixing Intelligent Technology Co., Ltd.
100%
Guangzhou Anhu Chuxing Technology Co., Ltd.
100%
Wuxi WeRide Intelligent Technology Co., Ltd.
100%
Zhejiang Wenyuan Zhixing Intelligent Technology Co., Ltd.
100%
Xi'an Wenyuan Zhixing Intelligent Technology Co., Ltd.
100%
Guangzhou Jingqi Technology Co., Ltd.
100%
Shanghai Wenyuan Zhixing Technology Co., Ltd.
100%
Shanghai Wenyuan Zhixing Automobile Technology Co., Ltd.
100%
Anqing Wenyuan Zhixing Technology Co., Ltd.
100%
Shenzhen Wenyuan Zhixing Intelligent Technology Co., Ltd.
100%
Wenyuan Chuxing (Hubei) Technology Co., Ltd.
100%
Wenyuan Suxing (Jiangsu) Technology Co., Ltd.
100%
Wenyuan Jingxing (Beijing) Technology Co., Ltd.

Appendix B

Investment Company Act Calculations6

Investment Securities = Fair value of all securities held, excluding (i) U.S. government securities, (ii) U.S. registered money market funds7 and (iii) securities of majority owned subsidiaries that do not themselves hold investment securities having a value in excess of 40% of the adjusted total assets.

Adjusted Total Assets = Total assets, excluding (i) U.S. government securities, (ii) U.S. registered money market funds, and (iii) cash and cash items.

Legend

Excluded from Numerator and Denominator as a Cash Item

Investment Security Included in Numerator and Denominator8

Non-Investment Security Included in the Denominator and Excluded from the Numerator

[6]

Calculations are based on financial information on an unconsolidated basis (except as noted below) as of June 30, 2024. All amounts, including the ones set forth in the footnotes, are in thousands of RMB.

[7]	As of June 30, 2024, the Company owned US$169,928 U.S. registered money market funds.

WeRide, Inc. (Ultimate Holding Company) [On Consolidated Basis]

	Balance Sheet Assets Only	Including Independently Valued IP
Property and equipment	95,991	95,991

Right-of-use assets	47,301	47,301

Intangible assets	22,333	22,333

Goodwill	44,758	44,758

Restricted cash – non-current	8,153	8,153

Deferred tax assets	1,495	1,495

Other non-current assets	25,630	25,630

Inventories	274,134	274,134

Contract assets	19,866	19,866

Trade receivables	282,940	282,940

Prepayments and other receivables	195,377	195,377

Amounts due from related parties	40,845	40,845

Subscription receivables	0	0

Financial assets at FVTPL	7,004	7,004

Time deposits	2,349,486	2,349,486

Cash	1,828,943	1,828,943

Restricted cash – current	3,062	3,062

Independently Valued Intellectual Property	Excluded	3,430,160

A= Fair Value of Investment Securities	2,356,490	2,356,490

B= Adjusted Total Assets	3,407,160	6,837,320

A/B=	69.2%	34.5%

WeRide, Inc. (Ultimate Holding Company) [On Unconsolidated Basis]

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	11,784	8,867,988

Interests in majority-owned subsidiaries that do not meet 40% test	6,347,245	921,201

Cash Items and Government Securities	410,243	410,243

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	7,282,840	7,282,840

Other Intercompany Receivables	0	0

Operating Assets	0	0

Prepaid Assets and Other Assets	746	746

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	6,347,245	921,201

B= Adjusted Total Assets	13,642,615	17,072,775

A/B=	47%	5%

WeRide Middle East General Trading Ltd.

(wholly-owned subsidiary of WeRide Inc.)

Primary Business: Company’s business operations in Middle East.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	2,696	2,696

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	0	0

Operating Assets	454	454

Prepaid Assets and Other Assets	772	772

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	0	0

B= Adjusted Total Assets	1,226	1,226

A/B=	0%	0%

WeRide (Singapore) Pte. Ltd.

(wholly-owned subsidiary of WeRide Inc.)

Primary Business: Company’s business operations in Singapore.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	1,204	1,204

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	0	0

Operating Assets	2,896	2,896

Prepaid Assets and Other Assets	3,571	3,571

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	0	0

B= Adjusted Total Assets	6,467	6,467

A/B=	0%	0%

WeRide Germany GmbH

(wholly-owned subsidiary of WeRide (Singapore) Pte. Ltd.)

Primary Business: Operating entity for business operation in Europe.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	192	192

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	0	0

Operating Assets	0	0

Prepaid Assets and Other Assets	0	0

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	0	0

B= Adjusted Total Assets	0	0

A/B=	N/A	N/A

WeRide Corp.

(wholly-owned subsidiary of WeRide Inc.)

Primary Business: Overseas research and development center.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	435,897	435,897

Time Deposits	0	0

Other Investment Securities	7,004	7,004

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	216,133	216,133

Operating Assets	16,052	16,052

Prepaid Assets and Other Assets	161,665	161,665

Independently Valued Intellectual Property	Excluded	84,450

A= Fair Value of Investment Securities	223,137	223,137

B= Adjusted Total Assets	400,854	485,304

A/B=	56%	46%

WeRide Hong Kong Ltd.

(wholly-owned subsidiary of WeRide Inc.)

Primary Business: Intermediate holding company.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	2,359,007	5,704,717

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	490,351	490,351

Time Deposits	2,349,486	2,349,486

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	285,072	285,072

Other Intercompany Receivables	356	356

Operating Assets	14,254	14,254

Prepaid Assets and Other Assets	11,968	11,968

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	2,349,842	2,349,842

B= Adjusted Total Assets	5,020,143	8,365,853

A/B=	47%	28%

Hangzhou Wenyuan Zhixing Intelligent Technology Co., Ltd.

(wholly-owned subsidiary of WeRide Hong Kong Ltd.)

Primary Business: Currently no business operation.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	1	1

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	0	0

Operating Assets	0	0

Prepaid Assets and Other Assets	0	0

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	0	0

B= Adjusted Total Assets	0	0

A/B=	N/A	N/A

Changxing Wenyuan Zhixing Intelligent Technology Co., Ltd.

(wholly-owned subsidiary of WeRide Hong Kong Ltd.)

Primary Business: Operating entity for city services in Changxing.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	14,600	14,600

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	0	0

Operating Assets	7,193	7,193

Prepaid Assets and Other Assets	1,283	1,283

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	0	0

B= Adjusted Total Assets	8,476	8,476

A/B=	0%	0%

Dalian Wenyuan Zhixing Intelligent Technology Co., Ltd.

(wholly-owned subsidiary of WeRide Hong Kong Ltd.)

Primary Business: Operating entity for city services and minibus business in Dalian.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	14,271	14,271

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	0	0

Operating Assets	4,040	4,040

Prepaid Assets and Other Assets	15,726	15,726

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	0	0

B= Adjusted Total Assets	19,765	19,765

A/B=	0%	0%

Beijing Jingqi Technology Co., Ltd.

(wholly-owned subsidiary of WeRide Hong Kong Ltd.)

Primary Business: Currently no business operation.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	1	1

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	0	0

Operating Assets	0	0

Prepaid Assets and Other Assets	0	0

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	0	0

B= Adjusted Total Assets	0	0

A/B=	N/A	N/A

Guangzhou Wenyuan Zhixing Technology Co., Ltd.

(wholly-owned subsidiary of WeRide Hong Kong Ltd.)

Primary Business: Company’s primary operating entity in China.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	107,190	714,774

Interests in majority-owned subsidiaries that do not meet 40% test	354,615	25,151

Cash Items and Government Securities	357,826	357,826

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	709,680	709,680

Other Intercompany Receivables	0	0

Operating Assets	573,004	573,004

Prepaid Assets and Other Assets	199,578	199,578

Independently Valued Intellectual Property	Excluded	3,067,590

A= Fair Value of Investment Securities	354,615	25,151

B= Adjusted Total Assets	1,944,066	5,289,776

A/B=	18%	0%

Guangzhou Jingshuo Data Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Wenyuan Zhixing Technology Co., Ltd.)

Primary Business: The operating entity for internal data processing services.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	638	638

Interests in majority-owned subsidiaries that do not meet 40% test	9,420	9,420

Cash Items and Government Securities	3,320	3,320

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	1,210	1,210

Other Intercompany Receivables	7,149	7,149

Operating Assets	1	1

Prepaid Assets and Other Assets	421	421

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	16,569	16,569

B= Adjusted Total Assets	18,838	18,838

A/B=	88%	88%

Guangzhou Wenyuan Zhixing Intelligent Logistics Co., Ltd.

(wholly-owned subsidiary of Guangzhou Wenyuan Zhixing Technology Co., Ltd.)

Primary Business: Operating entity for logistics business.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	883	883

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	0	0

Operating Assets	433	433

Prepaid Assets and Other Assets	969	969

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	0	0

B= Adjusted Total Assets	1,402	1,402

A/B=	0%	0%

Guangzhou Wenyuan Zhixing Intelligent Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Wenyuan Zhixing Technology Co., Ltd.)

Primary Business: Operating entity for city services in Guangzhou.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	12,269	12,269

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	2,143	2,143

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	919	919

Other Intercompany Receivables	499	499

Operating Assets	5,243	5,243

Prepaid Assets and Other Assets	3,191	3,191

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	499	499

B= Adjusted Total Assets	22,120	22,120

A/B=	2%	2%

Zhengzhou Wenyuan Zhixing Intelligent Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Wenyuan Zhixing Technology Co., Ltd.)

Primary Business: Currently no business operation.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	598	598

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	354	354

Operating Assets	43	43

Prepaid Assets and Other Assets	3	3

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	354	354

B= Adjusted Total Assets	399	399

A/B=	89%	89%

Guangzhou Anhu Chuxing Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Wenyuan Zhixing Technology Co., Ltd.)

Primary Business: Safety inspectors supporting center.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	881	881

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	771	771

Operating Assets	344	344

Prepaid Assets and Other Assets	0	0

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	771	771

B= Adjusted Total Assets	1,115	1,115

A/B=	69%	69%

Wuxi WeRide Intelligent Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Wenyuan Zhixing Technology Co., Ltd.)

Primary Business: Operating entity for minibus business in Wuxi.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	6,507	6,507

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	4,435	4,435

Operating Assets	54,830	54,830

Prepaid Assets and Other Assets	13,989	13,989

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	4,435	4,435

B= Adjusted Total Assets	73,254	73,254

A/B=	6%	6%

Zhejiang Wenyuan Zhixing Intelligent Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Wenyuan Zhixing Technology Co., Ltd.)

Primary Business: Currently no business operation.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	60	60

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	0	0

Operating Assets	226	226

Prepaid Assets and Other Assets	594	594

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	0	0

B= Adjusted Total Assets	820	820

A/B=	0%	0%

Xi’an Wenyuan Zhixing Intelligent Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Wenyuan Zhixing Technology Co., Ltd.)

Primary Business: Currently no business operation.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	1	1

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	0	0

Operating Assets	0	0

Prepaid Assets and Other Assets	0	0

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	0	0

B= Adjusted Total Assets	0	0

A/B=	N/A	N/A

Guangzhou Jingqi Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Wenyuan Zhixing Technology Co., Ltd.)

Primary Business: Research and development center.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	76,037	162,977

Interests in majority-owned subsidiaries that do not meet 40% test	164,254	164,254

Cash Items and Government Securities	5,188	5,188

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	78,237	78,237

Other Intercompany Receivables	593	593

Operating Assets	814	814

Prepaid Assets and Other Assets	4,342	4,342

Independently Valued Intellectual Property	Excluded	191,180

A= Fair Value of Investment Securities	164,847	164,847

B= Adjusted Total Assets	324,276	602,396

A/B=	51%	27%

Datong Jingshuo Data Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Jingshuo Data Technology Co., Ltd.)

Primary Business: The operating entity for internal data processing services.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	6	6

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	1,818	1,818

Operating Assets	2	2

Prepaid Assets and Other Assets	166	166

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	1,818	1,818

B= Adjusted Total Assets	1,986	1,986

A/B=	92%	92%

Chongqing Jingshuo Data Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Jingshuo Data Technology Co., Ltd.)

Primary Business: The operating entity for internal data processing services.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	14	14

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	3,701	3,701

Operating Assets	290	290

Prepaid Assets and Other Assets	3,423	3,423

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	3,701	3,701

B= Adjusted Total Assets	7,415	7,415

A/B=	50%	50%

Songyang Jingshuo Data Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Jingshuo Data Technology Co., Ltd.)

Primary Business: The operating entity for internal data processing services.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	7	7

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	156	156

Operating Assets	40	40

Prepaid Assets and Other Assets	435	435

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	156	156

B= Adjusted Total Assets	631	631

A/B=	25%	25%

Dongguan Wenyuan Zhixing Intelligent Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Wenyuan Zhixing Intelligent Technology Co., Ltd.)

Primary Business: Operating entity for city services in Dongguan.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	3,388	3,388

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	0	0

Operating Assets	5	5

Prepaid Assets and Other Assets	910	910

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	0	0

B= Adjusted Total Assets	915	915

A/B=	0%	0%

Guangzhou Wenyuan Zhixing Intelligent Operation Co., Ltd.

(wholly-owned subsidiary of Guangzhou Wenyuan Zhixing Intelligent Technology Co., Ltd.)

Primary Business: Operating entity for city services in Guangzhou.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	1,672	1,672

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	115	115

Operating Assets	3,719	3,719

Prepaid Assets and Other Assets	2,460	2,460

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	115	115

B= Adjusted Total Assets	6,294	6,294

A/B=	2%	2%

Shanghai Wenyuan Zhixing Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Jingqi Technology Co., Ltd.)

Primary Business: Currently no business operation.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	1	1

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	0	0

Operating Assets	0	0

Prepaid Assets and Other Assets	0	0

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	0	0

B= Adjusted Total Assets	0	0

A/B=	N/A	N/A

Shanghai Wenyuan Zhixing Automobile Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Jingqi Technology Co., Ltd.)

Primary Business: Research and development center in Shanghai.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	3,047	3,047

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	9,618	9,618

Operating Assets	2,107	2,107

Prepaid Assets and Other Assets	2,824	2,824

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	9,618	9,618

B= Adjusted Total Assets	14,548	14,548

A/B=	66%	66%

Anqing Wenyuan Zhixing Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Jingqi Technology Co., Ltd.)

Primary Business: Previous entity for research and development center, to be terminated.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	65	65

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	4	4

Operating Assets	1	1

Prepaid Assets and Other Assets	0	0

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	4	4

B= Adjusted Total Assets	5	5

A/B=	83%	83%

Shenzhen Wenyuan Zhixing Intelligent Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Jingqi Technology Co., Ltd.)

Primary Business: Business operation and research and development center in Shenzhen.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	2,405	2,405

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	3,778	3,778

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	1,928	1,928

Operating Assets	9,995	9,995

Prepaid Assets and Other Assets	10,320	10,320

Independently Valued Intellectual Property	Excluded	59,120

A= Fair Value of Investment Securities	1,928	1,928

B= Adjusted Total Assets	24,648	83,768

A/B=	8%	2%

Wenyuan Chuxing (Hubei) Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Jingqi Technology Co., Ltd.)

Primary Business: Research and development center in Hubei.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	720	720

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	316	316

Operating Assets	95	95

Prepaid Assets and Other Assets	580	580

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	316	316

B= Adjusted Total Assets	991	991

A/B=	32%	32%

Wenyuan Suxing (Jiangsu) Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Jingqi Technology Co., Ltd.)

Primary Business: Business operation in Jiangsu.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	14,580	14,580

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	20	20

Operating Assets	2,117	2,117

Prepaid Assets and Other Assets	581	581

Independently Valued Intellectual Property	Excluded	27,820

A= Fair Value of Investment Securities	20	20

B= Adjusted Total Assets	2,718	30,538

A/B=	1%	0%

Wenyuan Jingxing (Beijing) Technology Co., Ltd.

(wholly-owned subsidiary of Guangzhou Jingqi Technology Co., Ltd.)

Primary Business: Business operation and research and development center in Beijing.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	7,884	7,884

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	6,126	6,126

Operating Assets	9,077	9,077

Prepaid Assets and Other Assets	3,109	3,109

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	6,126	6,126

B= Adjusted Total Assets	18,313	18,313

A/B=	33%	33%

Wenyuan Yuexing (Guangdong) Chuxing Technology Co., Ltd.

(majority-owned subsidiary of Guangzhou Jingqi Technology Co., Ltd.)

Primary Business: Operating entity for taxi business.

	Balance Sheet Assets Only	Including Independently Valued IP
Interests in majority-owned subsidiaries that meet 40% test	0	0

Interests in majority-owned subsidiaries that do not meet 40% test	0	0

Cash Items and Government Securities	46,921	46,921

Time Deposits	0	0

Other Investment Securities	0	0

Intercompany Receivables from majority-owned subsidiaries that meet 40% test	0	0

Other Intercompany Receivables	64,351	64,351

Operating Assets	6,313	6,313

Prepaid Assets and Other Assets	29,005	29,005

Independently Valued Intellectual Property	Excluded	0

A= Fair Value of Investment Securities	64,351	64,351

B= Adjusted Total Assets	99,668	99,668

A/B=	65%	65%

Appendix C

The following sets forth the unaudited financial data of the Company as of the dates presented. This financial data has not been audited, reviewed, compiled, or applied with any agreed-upon procedures. The unaudited financial data as of the dates presented may not be indicative of its financial results for future interim periods.

	As of June 30, 2023	As of September 30, 2023	As of December 31, 2023	As of March 31, 2024	As of June 30, 2024
	(RMB in thousands)
ASSETS
Current assets:
Inventories	184,743	194,606	218,220	246,021	274,134
Contract assets	100,478	113,342	82,826	93,367	19,866
Trade receivables	232,221	220,636	266,933	200,215	282,940
Prepayments, deposits and other receivables	122,834	202,905	192,530	203,206	195,377
Amounts due from related parties	16,689	17,633	26,293	57,873	40,845
Financial assets measured at FVTPL	1,119,755	692,445	317,042	84,688	7,004
Time deposits	1,820,993	2,562,945	2,550,279	3,035,168	2,349,486
Cash and cash equivalents	1,659,970	1,169,036	1,661,152	1,206,004	1,828,943
Restricted cash – current	1,445	10,159	10,194	3,049	3,062
Subscription receivables	49,772	44,526	43,924	44,000	—

Total current assets	5,308,898	5,228,234	5,370,023	5,173,592	5,001,657
Non-current assets:
Property and equipment	102,329	100,573	98,574	90,453	95,991
Right-of-use assets	68,555	59,442	51,658	44,197	47,301
Intangible assets	26,578	25,496	24,594	23,413	22,333
Goodwill	44,758	44,758	44,758	44,758	44,758
Restricted cash – non-current	11,417	1,575	1,575	8,124	8,153
Deferred tax assets	2,493	2,244	1,994	1,745	1,495
Other non-current assets	32,279	30,300	21,082	19,920	25,630

Total non-current assets	288,409	264,388	244,235	232,610	245,661

Total assets	5,597,308	5,492,622	5,614,258	5,406,202	5,247,318

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Trade payables	(13,831)	(37,433)	(16,962)	(14,109)	(13,176)
Other payables, deposits received and accrued expenses	(206,525)	(191,671)	(271,306)	(247,150)	(278,968)
Contract liabilities	(13)	(1,434)	(12,498)	(22,426)	(10,449)
Lease liabilities – current	(38,288)	(31,536)	(31,098)	(47,719)	(25,042)
Amounts due to related parties	(52,145)	(51,822)	(77,827)	(9,275)	(38,444)

	As of June 30, 2023	As of September 30, 2023	As of December 31, 2023	As of March 31, 2024	As of June 30, 2024
	(RMB in thousands)
Income taxes payable	(2,677)	—	—	(792)	(594)
Financial liabilities measured at FVTPL	—	—	—	—	—

Total current liabilities	(313,479)	(313,896)	(409,691)	(341,471)	(366,673)
Non-current liabilities:
Lease liabilities – non-current	(32,395)	(26,079)	(22,309)	(18,344)	(17,359)
Preferred shares and other financial instruments subject to redemption and other preferential rights	(7,783,576)	(7,876,517)	(8,181,722)	(8,342,154)	(8,483,828)
Put option liabilities	(40,127)	(40,288)	(40,449)	(40,610)	(40,771)
Deferred tax liabilities	(5,982)	(5,733)	(5,483)	(5,234)	(4,984)
Other non-current liabilities	(6,318)	(5,222)	(6,522)	(4,677)	(4,677)

Total non-current liabilities	(7,868,397)	(7,953,837)	(8,256,485)	(8,411,018)	(8,551,619)

Total liabilities	(8,181,876)	(8,267,734)	(8,666,176)	(8,752,489)	(8,918,292)

Shareholders’ deficits:
Ordinary shares	(8)	(8)	(8)	(8)	(8)
Series Seed-1 Preferred Shares	(5)	(5)	(5)	(5)	(5)
Series Seed-2 Preferred Shares	(4)	(4)	(4)	(4)	(4)
Series A Preferred Shares	(6)	(6)	(6)	(6)	(6)
Share premium	(1,103,146)	(1,160,067)	(1,104,120)	(1,104,120)	(1,104,120)
Reserves	(1,352,465)	(1,953,783)	(2,110,151)	(2,259,476)	(2,372,795)
Accumulated losses	4,888,534	5,737,316	6,114,544	6,558,237	6,996,244
Treasury shares	151,668	151,668	151,668	151,668	151,668

Total shareholders’ deficits	2,584,569	2,775,111	3,051,918	3,346,287	3,670,974

Total liabilities and shareholders’ deficits	(5,597,308)	(5,492,622)	(5,614,258)	(5,406,202)	(5,247,318)

Appendix D

The following sets forth the unaudited financial data of the Company for the periods presented. This financial data has not been audited, reviewed, compiled, or applied with any agreed-upon procedures. The unaudited financial data for the periods presented may not be indicative of its financial results for future interim periods.

	For the Three Months Ended
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024
	(RMB in thousands)
Revenue	74,315	144,660	70,055	80,243
Cost of revenue	(55,185)	(64,289)	(40,220)	(55,289)

Gross profit	19,130	80,371	29,835	24,954
Other net income	276	1,882	5,966	1,973
Research and development expenses	(435,743)	(246,531)	(269,292)	(247,918)
Administrative expenses	(311,300)	(96,968)	(101,619)	(106,674)
Selling expenses	(15,467)	(11,361)	(9,960)	(12,824)
Impairment loss on receivables and contract assets	(5,863)	(6,358)	(6,815)	(6,609)

Operating loss	(748,967)	(278,965)	(351,885)	(347,098)
Net foreign exchange (loss)/gain	1,435	318	3,722	937
Interest income	30,542	42,067	48,947	40,347
Fair value changes of financial assets measured at fair value through profit or loss (“FVTPL”)	11,699	5,397	3,409	1,094
Other finance costs	(906)	(800)	(708)	(648)
Inducement charges of warrants	—	—	—	—
Fair value changes of financial liabilities measured at FVTPL	—	—	—	—
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	(142,321)	(145,207)	(146,384)	(131,842)

Loss before taxation	(848,518)	(377,190)	(442,899)	(437,210)
Income tax	(287)	(14)	(795)	(796)

Loss for the period	(848,805)	(377,204)	(443,694)	(438,006)
Deemed distribution to a preferred shareholder	—	—	—	—

Loss attributable to ordinary equity shareholders of the Company	(848,805)	(377,204)	(443,694)	(438,006)
Other comprehensive (loss) /income for the year (net of nil tax):
Items that will not be reclassified to profit or loss:
- Exchange differences on translation of financial statements of foreign operations	38,422	32,045	(8,936)	(24,846)

Total comprehensive loss for the year	(810,383)	(345,159)	(452,630)	(462,852)
Deemed distribution to a preferred shareholder	—	—	—	—

Total comprehensive loss for the period attributable to equity shareholders of the Company	(810,383)	(345,159)	(452,630)	(462,852)